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                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                                 August 20, 2003
                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
              RESOLUTION ON PROPOSED ISSUANCE OF CONVERTIBLE BONDS




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
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                                                                                                                Non-guaranteed
1. Type of Bonds                          Series No.                    26              Type                  convertible bonds
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2. Total Face Value (KRW)                                                                                       200,000,000,000
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3. Use of Proceeds                  Operating Capital (KRW)                                                     200,000,000,000
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3. Interest Rate on Bond            Nominal Interest Rate (%)                                                              5.00
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                                    Yield to Maturity (%)                                                                 11.00
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4. Method of Interest Payment       Annual payment in arrears on every August 22 from 2004 to 2008. Interest will accrue from the date of issue to the date of maturity.
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5. Method of Principal Payment      For any bonds not converted into shares by the maturity date (August 22, 2008), the redemption amount will be determined based on the difference between the nominal rate (less than 5%) and the yield to maturity (less than 11%) calculated on a compounded basis.
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6. Conversion                             Conversion ration                                                               100.0
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                                          Conversion price              WON                                            5,000.00
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                                      Type of shares to issue                                          Non-bearer common shares
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                                    Initial dividend/method of
                                    interest payment                    Dividend payment is based on the previous fiscal year.
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                                          Conversion period                               August 22, 2004 ~ July 22, 2008
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7. Subscription date                                                                      August 22, 2003
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8. Closing date                                                                           August 22, 2003
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9. Maturity Date                                                                          August 22, 2008
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10. Subscription to be made by
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- Relation with Issuing Company                                                                 others
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
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11. Subscription by specific parties  Subscription by                 LG Corporation, Samsung Electronics, SK Telecom, affiliates of the three, and local/overseas financial institutions
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                                      Relation with issuing company   Major shareholders and their affiliates
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                                      Ground for allotment            To secure operating capital for short-term liquidity
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12. Date of Board Resolution                                                  August 19, 2003
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 - Presence of Outside Director(s)       Present                              6                       Absent                 1
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 - Presence of Auditor(s)                                                             Yes
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13. Applicability of Fair Trade Act                                                   No
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                                      1. As for the relationship between the subscribing parties and Hanaro, the issuing company,
                                      LG Corporation is a party affiliated with Hanaro's largest shareholder and Samsung
                                      Electronics and SK Telecom are the second and the third largest shareholders of Hanaro, respectively.

                                      2. The decision-making in relation to the subscription parties and their respective subscription amounts shall be delegated to the President & CEO of Hanaro.

                                      3. The part of the total issue amount, which is not satisfied by the bond issue by the subscription/closing date, shall be subject to another issue in the form of either convertible bonds or commercial papers after August 22, 2003.

                                      4. Interest rate : Any decision-making in relation to the interest rate is delegated to the
                                      President & CEO of Hanaro. However, the rate shall be less than 5% p.a. from the date of issue to the maturity and less than 11% annual compounding rate for the bonds that are not converted by maturity.

14. Others                            5. Early redemption: In the event that there is a request for early redemption, Hanaro shall redeem the principal and the interest accumulated to the date of redemption in full on
                                      August 22, 2004. The redemption amount shall be based on the rate determined by the difference between the nominal interest rate (less than 5%) and the rate for early redemption (less than 8%). The decision-making in relation to the rate for early redemption is delegated to the President & CEO of Hanaro, but it shall be less than 8% p.a.



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

                                      6. The yield to maturity is the yield guaranteed at maturity.


                                      7. Any decision-making and the signing or distribution of materials in relation to the bonds issued hereto shall be delegated to the President & CEO of Hanaro or the person to whom the
                                      President & CEO of Hanaro transfers his decision-making authority.


                                      8. Any decision-making in relation to the terms hereto requiring further confirmation shall be delegated to the President & CEO of Hanaro, and the Company shall make a timely disclosure once such terms are confirmed.

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